



Grupo
CONTINENTAL
S.A.

82-4211

March 28, 2006.

U.S. Securities and Exchange Commission.
Office of International Corporate Finance
450 Fifth Street, NW
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

Enclosed herewith we are sending a printed copy of the Notice of the ShareOwners' Meeting, which will be held on April 27, 2006.

The above mentioned information is being provided to maintain the exemption from registration under the Securities Exchange Act Of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A.(File number 82-4211).

Cordially,

Roberto Martínez Garza
Member of the Board of Directors and Authorized.

c.c. The Bank of New York.
101 Barclay Street
22nd. Floor - West
New York, N.Y. 10286
Mr. Edgar Piedra.
Assistant Treasurer

MAR'prp
15/GC


Grupo
CONTINENTAL
S.A.

NOTICE OF SHAREHOLDERS' MEETING

During the Meeting of the Board of Directors of Grupo Continental, S.A. held on February 23, 2006, it was agreed to summon the shareholders to the Ordinary General Meeting that will be held on April 27th 2006 at 12:00 P.M. at the Company's headquarters located at Avenida Hidalgo No. 2303, in Tampico, Tamaulipas, under the following:

AGENDA

I. Appointment of Scrutineers, fulfillment of their functions and opening of the Meeting.

II. Reading, discussion and approval of the following documents:

- **a. Annual Report.**
- **b. Individual and Consolidated Financial Statements of Grupo Continental, S.A. and its subsidiaries, as of December 31, 2005.**
- **c. Report of the Shareholder's Representative.**

III. Report of the Audit Committee.

IV. Ratification of the resolutions and acts of the Board of Directors performed during 2005.

V. Resolutions in connection with the application of Results and proposal to pay a cash dividend.

VI. Report on the Repurchase Fund of shares.

VII. Proposal on the establishment of the maximum amount for the Repurchase Fund of shares.

VIII. Election of the Board of Directors.

IX. Election of the Audit Committee.

X. Election of Shareholder's Representative.

XI. Allocation of fees to Directors and Shareholders' Representative.

XII. Reading and approval of the Minutes of the Shareholder's Meeting.

In order to be entitled to attend the Meeting, the shareholders must obtain their admission cards. The shareholders may be represented in the Meeting by their representative designated through a proxy granted in the forms prepared by the company in accordance with the Article 14 Bis 3 of the Exchange Securities Law, forms which are available at the office of the Secretary of the Board and at S.D. Indeval, S.A. de C.V. The Admission Cards must be obtained and the Proxies delivered with all the requirements fulfilled, with at least 72 hours prior to the time in which the Meeting will be held, at the office of the Secretary of the Board, located at Ave. Hidalgo 2303, Zip Code 89140, in Tampico, Tamaulipas.

The admission cards will be issued upon exhibition of the deposit certificates of the company shares at any Institution for the Deposit of Securities, at the company's secretary or at any Credit Institution. The aforementioned deposit certificates must be accompanied with the list of shareholders referred to in such certificates, specifying the name and number of shares that each one owns.

Tampico, Tamaulipas, March 31, 2006.

On behalf of the Board of Directors

Marcos Aguilar Romo
Secretary